AB
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[redacted]

09058931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHELOUS PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, ~~8th~~ 26th FLOOR
(No. and Street)

NEW YORK, N.Y. 10174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK R. SAUNDERS (212) 808-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 3/27

OATH OR AFFIRMATION

I, MARK R. SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHELOUS PARTNERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANTHONY CARDILLO
Notary Public, State of New York
No. 934860234
Qualified in Bronx County
Commission Expires May 27 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC
(FORMERLY GMCG, LLC)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ACHELOUS PARTNERS, LLC

CONTENTS

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Members of
Achelous Partners, LLC

I have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "company") as of December 31, 2008, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Achelous Partners, LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 27, 2009

ACHELOUS PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2008

ASSETS

Assets:		
Cash and cash equivalents		$ 330,601
Receivables from brokers and dealers:		
Other	$ 513	
Securities owned, at market	10,545	11,058
Accounts receivable		63,500
Prepaid expenses		15,926
Other assets		19,933
Total assets		**$ 441,018**

LIABILITIES AND MEMBERS' CAPITAL

Lliabilities:	
Accrued expenses	$ 57,330
Total liabilities	**57,330**
Members' capital	383,688
Total liabilities and members' capital	**$ 441,018**

See notes to financial statements.

ACHELOUS PARTNERS, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Consulting fees		$ 2,121,500
Interest and dividend income		18,301
Trading loss		(14,241)
Total revenue		**2,125,560**
Expenses:		
Members compensation	$ 488,075	
Administrative salaries	508,963	
Management fees	120,000	
Regulatory fees	7,624	
Advisory fees	20,000	
Professional fees	380,768	
Rent	158,247	
Travel and entertainment	208,454	
Office expense	86,099	
Communications	46,484	
Other expenses	33,054	
Total expenses		**2,057,768**
Net income		**$ 67,792**

See notes to financial statements.

ARCHELOUS PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income		$ 67,792
Changes in operating assets and liabilities:		
Increase in receivables	$ (63,500)	
Increase in prepaid expenses	(15,926)	
Increase in accrued expenses	30,837	
Decrease in other assets	42,282	
Total adjustments		**(6,307)**
Net cash provided by operating activities		61,485
Cash used in investing activities		
Increase in securities owned	(10,151)	
Capital withdrawn	(1,221,710)	
Capital contributed	400,000	(831,861)
Net decrease in cash and cash equivalents		(770,376)
Cash and cash equivalents-January 1, 2008		1,100,977
Cash and cash equivalents-December 31, 2008		**$ 330,601**

See notes to financial statements

ARCHELOUS PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

Members' capital, January 1, 2008		$1,137,606
Add:	Net income	67.792
	Capital contributed	400,000
Less:	Purchase of partnership interest	(1,221,710)
	Members' capital, December 31, 2008	$ 383,688

See notes to financial statements.

ACHELOUS PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. **Organization and significant accounting policies**:

Achelous Partners, LLC (Formerly GMCG,LLC) is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities. The Company provides advisory services to businesses, with an emphasis on corporate finance and development consultation, merger and acquisition advice, public market assistance, strategic partnering and transaction execution capability assistance. The Company's clients are principally located in Australia.

Cash equivalents are defined as amounts, which are readily convertible into cash and highly liquid money market funds. The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Securities owned that are traded on a national exchange are valued at quoted market values as of December 31, 2008. Securities trades are recognized on the trade-date. Dividends are recognized on the ex-dividend date. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Consulting fee revenue is recognized upon the closing of the various deals which the Company is retained to facilitate. Foreign currency transaction gains and losses are included in consulting fee revenue.

No provision for federal or state income taxes has been made since, as a limited liability company, the Company is not subject to these taxes. The Company's income or loss is reportable by its Members on their individual tax returns. A provision has been made for local income taxes.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No.157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No.157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. **The following supplementary information is submitted:**
Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $282,075, which was $182,075 in excess of its required net capital of $100,000. The Company's net capital ratio was .2 to 1 at December 31, 2008. In January 2009 the Company filed Part llA of Form X-17a-5 (unaudited) and reported the same net capital of $282,075.

3. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

4. **Computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission:**

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

5. **Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission:**

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) of the rule.

6. **Income Taxes:**

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance the FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also.

7. **In August 2008, the Company bought back the partnership interest of several of its partners.**

ACHELOUS PARTNERS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Capital		$ 383,688
Less: non-allowable assets		(100,188)
Tentative net capital before haircuts		283,500
Less: Haircuts		(1,425)
Net capital		**282,075**
Greater of:		
Minimum dollar net capital required	**$100,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $57,330)	$ 3,822	100,000
Excess net capital		**$182,075**
Excess net capital at 1,000%		**$276,342**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 57,330
Percentage of aggregate indebtedness to net capital	20%

See notes to financial statements

ACHELOUS PARTNERS, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2008

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 282,075
Audit Adjustments	-0-
Net capital per audited report, December 31, 2008	**$ 282,075**

No material differences existed between the unaudited and audited net capital computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of

ACHELOUS PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Achelous Partners, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT